Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Sunlight Financial Holdings Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

86738J106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86738J106	Schedule 13G	Page 1 of 15

1	Names of Reporting Persons ECP ControlCo, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,155,380
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,155,380

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,155,380
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person OO

CUSIP No. 86738J106	Schedule 13G	Page 2 of 15

1	Names of Reporting Persons Energy Capital Partners IV, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,155,380
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,155,380

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,155,380
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person OO

CUSIP No. 86738J106	Schedule 13G	Page 3 of 15

1	Names of Reporting Persons Energy Capital Partners GP IV, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,155,380
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,155,380

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,155,380
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person PN

CUSIP No. 86738J106	Schedule 13G	Page 4 of 15

1	Names of Reporting Persons Energy Capital Partners IV-A, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,155,380
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,155,380

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,155,380
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person PN

CUSIP No. 86738J106	Schedule 13G	Page 5 of 15

1	Names of Reporting Persons Energy Capital Partners IV-B (Hill City IP), LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,155,380
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,155,380

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,155,380
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person PN

CUSIP No. 86738J106	Schedule 13G	Page 6 of 15

1	Names of Reporting Persons Energy Capital Partners IV-C, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,155,380
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,155,380

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,155,380
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person PN

CUSIP No. 86738J106	Schedule 13G	Page 7 of 15

1	Names of Reporting Persons Energy Capital Partners IV-D, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,155,380
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,155,380

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,155,380
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person PN

CUSIP No. 86738J106	Schedule 13G	Page 8 of 15

1	Names of Reporting Persons Hill City Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,155,380
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,155,380

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,155,380
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person OO

CUSIP No. 86738J106	Schedule 13G	Page 9 of 15

1	Names of Reporting Persons Hill City Holdings, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,155,380
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,155,380

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,155,380
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person PN

CUSIP No. 86738J106	Schedule 13G	Page 10 of 15

ITEM 1. (a)	Name of Issuer:

Sunlight Financial Holdings Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

101 North Tryon Street, Suite 1000, Charlotte, NC 28246

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

ECP ControlCo, LLC

Energy Capital Partners IV, LLC

Energy Capital Partners GP IV, LP

Energy Capital Partners IV-A, LP

Energy Capital Partners IV-B (Hill City IP), LP

Energy Capital Partners IV-C, LP

Energy Capital Partners IV-D, LP

Hill City Holdings GP, LLC

Hill City Holdings, LP

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is c/o ECP, 40 Beechwood Road, Summit, NJ 07901.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized under the laws of Delaware.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

86738J106

ITEM 3.

Not applicable.

CUSIP No. 86738J106	Schedule 13G	Page 11 of 15

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2022, based upon 82,026,904 shares of Class A Common Stock outstanding as of November 7, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
ECP ControlCo, LLC	4,155,380	5.1%	0	4,155,380	0	4,155,380
Energy Capital Partners IV, LLC	4,155,380	5.1%	0	4,155,380	0	4,155,380
Energy Capital Partners GP IV, LP	4,155,380	5.1%	0	4,155,380	0	4,155,380
Energy Capital Partners IV-A, LP	4,155,380	5.1%	0	4,155,380	0	4,155,380
Energy Capital Partners IV-B (Hill City IP), LP	4,155,380	5.1%	0	4,155,380	0	4,155,380
Energy Capital Partners IV-C, LP	4,155,380	5.1%	0	4,155,380	0	4,155,380
Energy Capital Partners IV-D, LP	4,155,380	5.1%	0	4,155,380	0	4,155,380
Hill City Holdings GP, LLC	4,155,380	5.1%	0	4,155,380	0	4,155,380
Hill City Holdings, LP	4,155,380	5.1%	0	4,155,380	0	4,155,380

Hill City Holdings, LP is the record holder of 4,155,380 shares of Class A Common Stock. ECP ControlCo, LLC is the managing member of Energy Capital Partners IV, LLC, which is the general partner of Energy Capital Partners GP IV, LP, which is the general partner of each of Energy Capital Partners IV-A, LP, Energy Capital Partners IV-B (Hill City IP), LP, Energy Capital Partners IV-C, LP and Energy Capital Partners IV-D, LP, which are the members of Hill City Holdings GP, LLC, which is the general partner of Hill City Holdings, LP.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 86738J106	Schedule 13G	Page 12 of 15

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 86738J106	Schedule 13G	Page 13 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2023

ECP ControlCo, LLC

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV, LLC

By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners GP IV, LP

By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV-A, LP

By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

CUSIP No. 86738J106	Schedule 13G	Page 14 of 15

Energy Capital Partners IV-B (Hill City IP), LP

By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV-C, LP

By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV-D, LP

By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Hill City Holdings GP, LLC

By:	/s/ Jennifer Gray
Name:	Jennifer Gray
Title:	Executive Vice President and Secretary

Hill City Holdings, LP

By:	Hill City Holdings GP, LLC, its general partner

By:	/s/ Jennifer Gray
Name:	Jennifer Gray
Title:	Executive Vice President and Secretary

CUSIP No. 86738J106	Schedule 13G	Page 15 of 15

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.